UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-U

CURRENT REPORT PURSUANT TO REGULATION A

 Date of Report (Date of earliest event reported): December 2, 2022

ReAlpha Asset Management, Inc.

(Exact name of issuer as specified in its charter)

Delaware	86-3425507
(State or other jurisdiction of	(IRS Employer
incorporation or organization)	Identification No.)

6515 Longshore Loop, Suite 100 Dublin, OH	43017
(Address of principal executive offices)	(Zip code)

(707) 732-5742

(Issuer’s telephone number, including area code)

Common Stock. Par value $0.001

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

On December 2, 2022, ReAlpha Asset Management, Inc. (the “Company”) entered into a Share Purchase Agreement with GEM Yield LLC SCS (“GEM”), and GEM Yield Bahamas Limited (“GYBL”). Upon the Company’s Common Shares being listed on a public securities exchange, the Company will have the right to issue and sell to GEM, and GEM has agreed to purchase from the Company during the investment period up to the number of duly authorized, validly issued, fully paid and non-assessable Common Shares having an aggregate value of $100,000,000.

The initial term of the Share Purchase Agreement shall be for a term of thirty-six months. In consideration for the commitment, the Company has agreed to pay GEM a commitment fee (“Commitment Fee”) of $1,000,000 in connection with the first $50,000,000 of the facility, with an additional $1,000,000 in connection with the second half of the facility if the later tranche is drawn. The Commitment Fee may be paid in cash from the proceeds of the “Draw Downs” (as defined in the Share Purchase Agreement) or in freely tradable Common Shares valued at the “Daily Closing Price” (as defined in the Share Purchase Agreement) at the time of such payment, at the option of the Company. The Company shall pay one half of the Commitment Fee on or prior to the second anniversary of the date of listing, or the third anniversary in certain circumstances. Upon the Company’s public listing, the Company shall make, execute and deliver a warrant (“Warrant”) granting GYBL the right to purchase, at the exercise price and upon the terms set forth more fully in the Share Purchase Agreement, up to the number of Common Shares that is equal to 4% of the total number of Common Shares outstanding as of the public listing date on a fully diluted basis as of the date of listing. The Warrant will have a term of 5 years.

The Company has also entered into a Registration Rights Agreement with GEM obligating the Company to file a Registration Statement with respect to resales of the shares of Common Shares issued to GEM. The foregoing description of the terms of the Share Purchase Agreement, the Registration Rights Agreement, and the Form of Warrant does not purport to be complete and is subject to the Share Purchase Agreement, the Registration Rights Agreement, and Form of Warrant, see Exhibits 6.1, 6.2, and 6.3 hereto, which are incorporated herein by reference.

Exhibit Number	Description

6.1	Share Purchase Agreement by and among ReAlpha Asset Management, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited

6.2	Registration Rights Agreement by and among ReAlpha Asset Management, Inc., GEM Global Yield LLC SCS and GEM Yield Bahamas Limited

6.3	Form of Warrant (for Share Purchase Agreement)

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ReAlpha Asset Management, Inc.

/s/ Giri Devanur
By: Giri Devanur, Chief Executive Officer

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